

Mail Stop 3561

September 25, 2017

James J. Burke
Chief Financial Officer
Standard Motor Products, Inc.
37-18 Northern Boulevard
Long Island City, New York 11101

      Re: Standard Motor Products, Inc.
             Form 10-K for the Year Ended December 31, 2016
             Filed February 21, 2017
             File No. 001-04743

Dear Mr. Burke:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Melissa Raminpour

                        Melissa Raminpour
                        Branch Chief
                        Office of Transportation and Leisure